U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                            GLOBAL PIZZA CORPORATION
                            ------------------------
             (Exact name of registrant as specified in its charter)



              Florida                                    52-2126436
 -------------------------------           ------------------------------------
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)



611 SE 7th Street
Delray Beach, Florida                                       (33483)
----------------------                                      -------
(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code:    (561) 276-6784
                                                       --------------

Securities to be registered pursuant to 12(b) of the Act:     None
                                                              ----

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 par value
                          -----------------------------
                                (Title of Class)

                                     PART I

A special note about forward-looking statements

         Certain statements contained in this registration statement regarding matters that are not historical facts are forward-looking statements. All statements which address operating performance, events or developments that management expects or anticipates to incur in the future, including statements relating to sales and earnings growth or statements expressing general optimism about future operating results, are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements are based on management's current views and assumptions regarding future events and operating performance. Many factors could cause actual results to differ materially from estimates contained in management's forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, competitive pressures, inadequate capital, unexpected costs, lower revenues, net income and forecasts, the possibility of fluctuation and volatility of our operating results and financial condition, and loss of key executives, among other things. These factors, as well as others, are discussed under Item 1. Business - Risk Factors and elsewhere in this registration statement.

                 Information Required in Registration Statement

Item 1.          Business

         We were formed in September 1998 for the purpose of acquiring 99.97% of the capital stock of Ann Arbor Foods, S.A. ("Ann Arbor"), a Chilean corporation. Ann Arbor owned and operated 11 Domino's Pizza restaurants in Chile, and sub-franchised an additional seven Domino's Pizza restaurants in Chile under a master franchise agreement with Domino's Pizza International, Inc.

         The targeting of the Domino's Pizza brand by us as the franchisor of restaurants we wished to own and operate was the result of our research of the growing fast food industry in Chile and the brand recognition Domino's Pizza would provide. Domino's Pizza was one of the world's largest fast food service franchisors, having operated pizza restaurants since 1960 and having granted franchises to operate Domino's Pizza restaurants commencing in 1967. In 1998 when we were researching the company, there were over 6,100 Domino's Pizza restaurants operating throughout the United States and abroad.

         As a result of the inability to reach mutually acceptable definitive terms for the acquisition of Ann Arbor with its principals, coupled by a weakening in the Chilean economy, we determined that the proposed transaction no longer made economic sense for us and we terminated our planned acquisition of Ann Arbor. Since then, we have continued to look for other franchise opportunities or business partners, both in Latin America as well as the United States, in the hospitality and restaurant industry with particular emphasis on the quickservice restaurant segment of this industry.

Our target market segment

         According to the National Restaurant Association, the overall economic impact of the restaurant industry is expected to reach $1 trillion in 2001, which includes sales in related industries such as agriculture, transportation, wholesale trade and food manufacturing. Restaurant sales are expected to reach $399 billion in 2001, on average $1.1 billion on a typical day. Sales at quickservice restaurants are expected to exceed $111.9 billion in 2001, representing a 4.4% increase over this segment's 200 sales. In inflation-adjusted terms, sales at quickservice restaurants are projected to increase at a 1.8% rate in 2001, down slightly from the 2.1% gain in 2000.

         The projected slowdown in sales growth is the result of somewhat slower growth expected in the national economy, as well as slower unit growth within the quickservice segment. Unit growth also is slowing as several large chains reduce the proportion of company-owned restaurants in their systems and sell units to franchisees. Another reason for a slowdown in unit growth is the continued trend toward co-branding or multi-concept branding under one roof.

         In spite of the slowdown in unit growth, we believe competition in the quickservice segment is stronger than ever. In addition to competition from other quickservice restaurants, there is increased competition within the quickservice segment from other foodservice providers, such as grocery stores, convenience stores and gasoline service stations with convenience stores, as well as from increased takeout offerings from other segments of the restaurant industry.

         Growth in the quickservice segment continues to be driven by consumers' insatiable desire for convenience. As the number of employed persons in the United States continues to increase, the amount of time left to prepare meals at home continues to fall. In fact, nearly four out of 10 adults reported that they are cooking fewer meals at home than they were two years ago, according to the National Restaurant Association's 2000 Consumer Survey.

         Quickservice restaurants have increased their efforts to provide consumers with fast and easy service to keep pace with diners' busy lifestyles. According to the 2000 National Restaurant Association Consumer Survey, nearly three out of 10 adults indicated that purchasing takeout is essential to the way they live. This trend is even more pronounced among younger adults, with 47% of adults between the ages of 18 and 24 reporting that takeout food is essential to the way they live. In addition, more than six out of 10 adults indicated that having carry-out or delivery meals means they have more time to spend on other activities, and 77% of younger adults between the ages of 18 and 24 reported the same.

Our strategy

         Our strategy is as follows:

         - Acquisitions of existing restaurants. Our goal is to acquire the franchise rights to existing restaurants in areas which have strong demonstrable population growth and a stable local economy. These acquisitions may take the form of rights granted to us by national or international franchisors, the acquisition of companies which operate under existing franchise agreements with national or international franchisors, or the acquisition of single unit or multiple unit independent restaurants. We believe that our site-selection strategy in evaluating potential acquisitions will be critical to our success and we intend to devote substantial efforts to evaluating each potential site. We will identify areas within our target markets that meet our target demographics, focusing on daytime and evening populations, shopping patterns, availability of personnel and household income levels. Our site selection criteria will be flexible given that we may operate restaurants in regional shopping malls, in-line shopping centers, retail and entertainment centers, free-standing buildings in commercial and residential neighborhoods, office buildings and hotels. We intend to operate our restaurants under leases, and do not intend to purchase real estate for any of our sites.

         - Unit concentration in single market areas. Our acquisition strategy also focuses on operating multiple units within a single market area. We believe this clustering approach will enable us to increase brand awareness and improve our operating and marketing efficiencies. For example, we believe clustering will also enable us to reduce costs associated with regional supervision of restaurant operations and provide us with the opportunity to leverage marketing costs over a greater number of restaurants. We also believe this approach will reduce the risks involved with opening new restaurants given that we will better understand the competitive conditions, consumer tastes, demographics and discretionary spending patterns in our existing markets. In addition, our ability to hire qualified employees will be enhanced in markets in which we are well known.

         - Develop new and expand current restaurants to enhance operating leverage and increase margins and profitability. As the number of restaurants we own or for which we have franchise rights increase, we believe we will be able to continue spreading our overhead expenses and reducing our cost of operations by centralizing management and purchasing food and other products in greater quantities at lower prices.

         - Achieve operating efficiencies through centralized management and management information systems. We believe that the utilization of centralized management will enable us to control overhead and individual restaurant costs, realize greater economics of scale by utilizing existing corporate management structure, continually monitor point-of-sale data to more efficiently manage operations and closely monitor all sub-franchisee activity.

         Our business strategy and our plan of operations are focused on the quickservice segment of the restaurant industry. If, however, opportunities present themselves to us during the course of our search for suitable acquisition candidates that involve acquisitions which have a base of operations in other segments of the restaurant and hospitality industry, or businesses outside our target market, we would consider modifying our plan of operations to include other synergistic businesses.

Competition

         The restaurant industry is intensely competitive. We will compete on the basis of the taste, quality and price of food offered, customer service, ambiance, location and overall dining experience. Many of our direct and indirect competitors will be well-established national, regional or local chains and will in all likelihood have substantially greater financial, marketing, and other resources than we will. We will also compete with many other restaurant and retail establishments for site locations and restaurant level employees.

Government Regulation

         Our restaurants will be subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including, possibly, licensing and regulation requirements for the sale of alcoholic beverages and food. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. Various federal and state labor laws will also govern our relationships with our employees and affect operating costs. These laws will include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. In addition, we will be subject to the federal Americans with Disabilities Act which prohibits discrimination on the basis of disability in public accommodations and employment.

Employees

         We have one employee that also serves in management capacity. As we make acquisitions of operating restaurants, our employee base will increase. We do not anticipate we that will have any difficulties in hiring sufficient personnel, at both management and operating levels.

Risk factors

         An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this registration statement, the following factors should be considered carefully in evaluating Global Pizza and our business before purchasing our securities.

We have not generated any revenues and our future results are uncertain.

         To date, we have had no revenue generating operations and our activities have been developing and refining our business plan. There can be no assurances that we will be able to execute any definitive agreements or develop or maintain profitable operations in the future. Additionally, we will be subject to all the risks incident to a start-up business. Prospective investors should consider the frequency with which relatively newly developed and/or expanding businesses encounter unforeseen expenses, difficulties, complications, problems and delays, as well as such other factors as competition with substantially larger companies.

We have experienced historical losses, have an accumulated deficit and may not become profitable.

         For the fiscal years ended December 31, 2000 and 1999, and the nine months ended September 30, 2001, we experienced net losses of $(10,000), $(8,700) and $(0), respectively. Our operating results for future periods could include significant expenses, and will be subject to numerous uncertainties. As a result, we are unable to predict whether we will achieve profitability in the future.

We will require additional financing which we may not be able to obtain on acceptable terms. Any inability to raise additional capital when needed could adversely affect our ability to grow our company.

         We may require additional capital in order to fund future operations. We do not have any commitments for additional financing and there can be no assurance that such additional funding, if required, will be available, or if available, will be available upon favorable terms. Insufficient funds may prevent us from implementing our business strategy. In the event we raise additional funds through the issuance of equity securities, dilution to the then existing stockholders will result and future investors may be granted rights superior to those of existing stockholders.

Our success will depend on our ability to locate suitable acquisitions.

         One of our biggest challenges in meeting our business strategy objectives will be to identify and close acquisitions. Because of the highly competitive nature of our target market segment and our limited financial resources, there can be no assurance that we will be able to identify and close suitable acquisitions for our planned expansion in any future period. Delays or failures in consummating acquisitions could materially adversely affect our business, financial condition, operating results or cash flows.

We could face labor shortages which could slow our growth.

         Our success will depend in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers. Any future inability to recruit and retain sufficient individuals may delay our ability to implement our plan of operations and any such delays or any material increases in employee turnover rates in existing restaurants we acquire could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our operations will be susceptible to changes in food and supply costs which could adversely affect our margins.

         Our future profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. We intend to employ a centralized purchasing staff to negotiates prices for all of our ingredients and supplies through either contracts or commodity pricing formulas. Increases from time to time in distribution prices could cause our food and supply costs to increase. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results and cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

         The future success of our business strategy depends, in part, upon the continued popularity of quickservice restaurants and this style of informal dining. Shifts in consumer preferences away from this dining style could materially adversely affect our future profitability. Our future success depends to a significant extent on numerous factors affecting discretionary consumer spending, including national and international concerns for security in the wake of the September 11, 2001 terrorists' attacks, economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. In addition, we could be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants.

The restaurant industry is affected by litigation and publicity concerning food quality, health and other issues which may cause customers to avoid our restaurants and result in liabilities.

         In the future we may be the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether we are liable. Employee claims which may be made against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Depending upon the location of our restaurants, we may also be subject to some states' "dram shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Any of these events could materially and adversely affect our business, results of operations and financial condition.

The structure of our future acquisitions could be very dilutive to our current shareholders.

         Our plan of operations is centered around acquisitions. It is likely that such the structure of these future transactions will involve a dilution of the interests of our current shareholders upon the issuance of additional shares of equity securities.

There is no public market for our common stock. Even if a public market is established, we cannot guarantee you that there will ever be any liquidity in our common stock.

         There is no public market for our common stock, and there can be no assurance that a public market will ever be established. Purchasers of our shares of common stock will face significant obstacles if they wish to resell the shares. Absent a public market for our common stock, an investment in our shares should be considered illiquid. In the future we may attempt to establish a public market for our common stock. We cannot guarantee you that we will be successful. Even if a public market is established, it is unlikely a liquid market will develop. Because of our relatively small size and lack of revenues, the investment community may show little or no interest in our securities and investors may not be readily able to liquidate their investment, if at all. Investors seeking liquidity in a security should not purchase our shares of common stock.

If we ever establish a public market for our common stock, the tradeability in our common stock will be limited under the penny stock regulations which will adversely affect the liquidity of our common stock.

         In the event we seek to establish a public market for our common stock, and the trading price of our common stock is less than $5.00 per share, our common stock would be considered a "penny stock," and trading in our common stock would be subject to the requirements of Rule 15g-9 under the Securities Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

         SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market. A market in our common stock may never develop due to these factors.

Item 2.          Financial Information

         This section presents our selected financial data. You should read this selected financial data along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section later in this registration statement, as well as our financial statements and related notes also contained later in this registration statement.

Statement of Operations Data:

                                                                Nine Months
                                   Years Ended                     Ended
                                   December 31,                September 30,
                              ----------------------           -------------
                              2000              1999                2001
                              ----              ----                ----
                                                                (Unaudited)
Revenues                      $      0       $     0                 $0
Operating Expenses            $ 10,000       $ 8,700                 $0
Net Loss                      $(10,000)      $(8,700)                $0
Net Loss Per Share            $   (.01)      $  (.01)                $0
Weighed Average
Common Shares
Outstanding                    935,000       935,000            935,000

Balance Sheet Data:

                                    December 31,         September 30,
                                        2000                 2001
                                    ------------         -------------
Working Capital Deficit                $10,000               $10,000
Total Assets                           $     0               $     0
Current Liabilities                    $10,000               $10,000
Shareholders' Deficiency               $10,000               $10,000




                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Plan of Operations

         Since inception in September 1998 through September 30, 2001 we did not generated any revenues. Our activities through that date have been limited to start-up activities that included the development of a business plan, the activities involved in negotiating and signing a letter of intent to acquire the majority of the capital stock of a Chilean corporation which owned and operated 18 pizza restaurants, and our subsequent investigation of other restaurant acquisition targets following the termination of our agreement to acquire the Chilean corporation. Working capital to fund our operations has been generated from the proceeds received by us from the private placement of our securities. During the balance of fiscal 2001 our plan of operation includes continuing our search for acquisition candidates. We anticipate that we will not generate any revenues until such time as we have completed one or more acquisitions. As of the date of this registration statement, we do not have any agreements or understandings with any third party regarding any proposed acquisitions.

          In order to consummate an acquisition and implementation our business strategy, we may be required to raise additional working capital. Because we do not have any acquisitions targeted at this time, we are unable to predict the exact amount of additional working capital we will require to fund the continued implementation of our business plan. As described below, we currently have no commitments to provide us with any additional working capital. If we do not have sufficient working capital to implement our plan of operation described above, it is likely that we will be unable to implement our business strategy. As a result of this material uncertainty, persons who cannot afford a complete loss of their investment should not purchase our securities.

Liquidity and capital resources

         Our working capital deficit at September 30, 2001 was $10,000. Net cash used in operations for the nine months ended September 30, 2001 was $0 which was equal to cash used in operations of $0 for fiscal year ended December 31, 2000. Included in the net loss for the year ended December 31, 2000 is $10,000 of imputed compensation representing the fair value to us of the services rendered by our president and CEO who did not receive any cash compensation.

         We do not presently have any outside sources of capital. Our working capital is not sufficient to fund the continued implementation of our business plan once an acquisition target is identified and the acquisition is consummated. Unless the company we acquire has sufficient working capital, we intend to seek additional capital in the private and/or public equity markets to provide working capital to fund the continued implementation of our plan of operation. This additional capital may be provided through the sale of equity securities. We have no commitments from any third parties to provide additional equity funding to us, and we cannot guarantee you that we will be successful in locating such additional funding. If we receive additional funds through the issuance of equity securities, however, our existing stockholders may experience significant dilution. Further, we may not be able to obtain additional financing when needed or on terms favorable to our stockholders or us. Because we have no commitment for additional capital, we cannot guarantee you that we will be successful in raising such additional funds as we may need to fund our operations until such time, if ever, as we generate sufficient revenues to fund our working capital needs.

Item 3.          Properties

         We maintain a mailing address at 611 SE 7th Street, Delray Beach, Florida 33483, which is the address of our CEO. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry on our plan of operations described herein.

Item 4.          Security Ownership of Certain Beneficial Owners and Management

         As of the date hereof, there were an aggregate of 935,000 shares of common stock issued and outstanding. The following table sets forth, as of the date hereof, information known to us relating to the beneficial ownership of shares of common stock by:

         - each person who is the beneficial owner of more than 5% of the outstanding shares of common stock;

         -        each director;

         -        each executive officer; and

         -        all executive officers and directors as a group.

         Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of 611 SE 7th Street, Delray Beach, Florida 33483.

         We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

         Under securities laws, a person is considered to be the beneficial owner of securities he or she owns and that can be acquired by him or her within 60 days from the date of this registration statement upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person and which are exercisable within 60 days of the date of this registration statement, have been exercise or converted.

Name and Address of             Amount and Nature of         Percentage
  Beneficial Owner              Beneficial Ownership          of Class
-------------------             --------------------         ----------
David Mayer                             245,000                 26.2%

Robert T. Kirk (1)                       90,000                  9.6%

Charles Pearlman (2)                    215,000                 23.0%

Officers and directors                  245,000                 26.2%
as a group (one person)

-----------------
         (1)      Mr. Kirk's address is 2050 Glades Road, Boca Raton,
                  Florida 33432.

         (2) Mr. Pearlman's address is 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, Florida 33301.

Item 5.          Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers

         Name                       Age                Positions
         ----                       ---                ---------
         David Mayer                60                 Chief Executive Officer,
                                                        President and Director

         David Mayer. Mr. Mayer has served as our Chief Executive Officer, President and a director since November 1998. Since July 1997, Mr. Mayer has served as the President of Andean Engineering and Financial Corporation, a consulting firm. From March 1999 until June 2000 Mr. Mayer served as a member of the board of directors and assistant secretary of Bio-Aqua Systems, Inc. (AMEX:
SEA) and from November 1997 until March 2000 Mr. Mayer served as a director and Assistant Secretary of Uniservice Corporation (Nasdaq: UNSRA). From March 1996 until July 1997 Mr. Mayer was with Andean Development Corporation and from January 1992 to March 1996, Mr. Mayer was a consultant to Premier Artists Services, Inc., Corporate Entertainment Productions, Inc., and Alliance Entertainment, Inc., where he assisted in the implementation of their respective business plans, as well as in connection with mergers and acquisitions.

         Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected annually by the board of directors and their terms of office are at the discretion of the board.

Item 6.          Executive Compensation

Summary Compensation Table

         The following table sets forth information relating to all compensation awarded to, earned by or paid by us during each fiscal year since our inception to: (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000:

                                    Fiscal                     Other Annual                 LTIP     All Other
Name and Principal Position          Year    Salary    Bonus   Compensation   Options/ (#)  Payouts  Compensation
---------------------------         -----------------------------------------------------------------------------
David Mayer, CEO, President,         2000      $0(1)      -          -             -           -         -
and Director                         1999      $0         -          -             -           -         -
                                     1998      $0
Charles B. Pearlman,                 1998      $0         -          -             -           -         -
President (2)

(1) Mr. Mayer does not receive any compensation for the services he renders to us. For the fiscal 2000 we imputed compensation of $10,000 which represented the fair value of his services to us.

(2) Mr. Pearlman served as our president from September 1998 until November 1998.

Option Grants in Last Fiscal Year

         The following table sets forth information concerning our grant of options to purchase shares of our common stock during the fiscal year ended December 31, 2000 to (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000.

                                                Percent of
                                Number of     Total Options/
                               Securities      SARs Granted
                               Underlying      To Employees          Exercise Or
                              Options/SARs       In Fiscal           Base Price
      Name                     Granted (#)          Year               ($/Sh)           Expiration Date
-------------------------------------------------------------------------------------------------------
David Mayer, CEO, President,        -               -                     -                   -
and Director

Option Exercises and Holdings

         The following table contains information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 2000 to (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

                                                                  Number of
                                                                 Securities            Value of
                                                                 Underlying           Unexercised
                             Shares                              Unexercised         In-The-Money
                            Acquired                            Options/SARs         Options/SARs
                               On               Value           At FY-End (#)        At FY-End ($)
                            Exercise          Realized          Exercisable/         Exercisable/
      Name                     (#)               ($)            Unexercisable        Unexercisable
--------------------------------------------------------------------------------------------------
David Mayer, CEO,              -                  -                   -                   -
President and Director

Long-Term Incentive Plans Awards in Last Fiscal Year

                                      Number         Performance           Estimated Future Payouts Under
                                    of Shares         or Other               Non-Stock Price-Based Plans
                                    Units or        Period Until          --------------------------------
                                  Other Rights       Maturation             Threshold    Target   Maximum
          Name                        (#)             or Payout              ($or #)     ($or #)  ($ or #)
----------------------------------------------------------------------------------------------------------
David Mayer, CEO, President,            -                 -                      -           -        -
and Director

Incentive and Non-Qualified Stock Option Plan

         On November 20, 1998, our board of directors and the holders of a majority of our issued and outstanding shares of our common stock adopted our 1998 Stock Option Plan. We have reserved 2,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the 1998 Stock Option Plan. The 1998 Stock Option Plan is intended to assist us in securing and retaining key employees, directors and consultants by allowing them to participate in our ownership and growth through the grant of incentive and non-qualified options, and stock appreciation rights ("Awards").

         The 1998 Stock Option Plan is currently administered by our board of directors. Under the 1998 Stock Option Plan we may grant Awards to our officers, directors, employees and consultants. Subject to the provisions of the stock option plan, the board will determine who shall receive Awards, and the terms and conditions of any Awards granted.

         The term of options granted under the stock option plan may not exceed 10 years or five years for an incentive stock option granted to an optionee owning more than 10% of our voting stock. The exercise price for incentive stock options will be equal to or greater than 100% of the fair market value of the shares of the common stock at the time granted. However, the incentive stock options granted to a 10% holder of our voting stock are exercisable at a price equal to or greater than 110% of the fair market value of the common stock on the date of the grant. The exercise price for non- qualified options will be set by the board, in its discretion, but in no event shall the exercise price be less than 75% of the fair market value of the shares of common stock on the date of grant. The exercise price may be payable in cash or, with the approval of the board, by delivery of shares or by a combination of cash and shares. Shares of common stock received upon exercise of options will be subject to restrictions on sale or transfer.

         Stock appreciation rights ("SAR's") may be granted in conjunction with all or part of any stock option granted under the 1998 Stock Option Plan. SAR's shall be exercisable only at such time or times and to the extent that the stock options to which they relate are exercisable in accordance with the 1998 Stock Option Plan. Upon the exercise of a SAR, the holder shall be entitled to receive an amount in cash, shares of common stock or both, equal in value to the excess of the fair market value of one share of common stock as of the date of exercise over the option price per share specified in the related stock option multiplied by the number of shares in respect of which the SAR shall have been exercised, with the board of directors having the right to determine the form of payment.

         As of the date of hereof, we have not granted any Awards under the 1998 Stock Option Plan.

Item 7.          Certain Relationships and Related Transactions

         None.

Item 8.          Description of Securities

         Our authorized capital consists of 10,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of the date hereof, there are 935,000 shares of our common stock and no shares of our preferred stock issued and outstanding.

Common stock

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights and holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

         Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

         Our board of directors, without further shareholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board of directors may authorize the issuance of preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

         The rights granted to the holders of any series of preferred stock could adversely affect the voting power of the holders of common stock and issuance of preferred stock may delay, defer or prevent a change in our control.

Dividend policy

         No dividends have been paid on the shares of our common stock, and we do not anticipate the payment of cash dividends in the foreseeable future. We anticipate that, for the foreseeable future any profit we report will be devoted to our future operations and that cash dividends would not be paid to our shareholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

         There is no trading market for our common stock and we do not anticipate that a trading market will be established in the foreseeable future.

Item 2.          Legal Proceedings

         We are not a party to any pending legal proceeding the resolution of which, our management believes, would have a material adverse effect on our results of operations or financial condition, nor to any other pending legal proceedings other than ordinary, routine litigation incidental to its business.

Item 3.          Changes in and Disagreements with Accountants

         None.

Item 4.          Recent Sales of Unregistered Securities

         In September and October 1998, we issued an aggregate of 174,000 shares of our common stock at $.05 per share on a "best efforts" basis in a private placement. This private placement was exempt from registration under the

Securities Act of 1933 in reliance on Sections 4(2) or 3(b) of such act, and Rule 504 of Regulation D. This offering was made to accredited investors.

Item 5.          Indemnification of Directors and Officers

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our articles of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Global Pizza pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S









                            GLOBAL PIZZA CORPORATION

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                             AND SEPTEMBER 30, 2001

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Global Pizza Corporation
Delray Beach, Florida


We have audited the accompanying balance sheets of Global Pizza Corporation (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, shareholders' deficiency and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Pizza Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/ SPEAR SAFER HARMON & CO.


Miami, Florida
March 20, 2001

                            GLOBAL PIZZA CORPORATION

                                 Balance Sheets

                                     ASSETS

                                                                                                  December 31,
                                                                                   --------------------------------------

                                                          September 30, 2001             2000                   1999
                                                          ------------------       ----------------        --------------
                                                             (Unaudited)
Total Current Assets and Total Assets                     $               --       $             --        $           --
                                                          ==================       ================        ==============




                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY


Accrued Expenses and Current Liabilities                  $           10,000       $         10,000        $           --


Total Shareholders' Deficiency                                       (10,000)               (10,000)                   --
                                                          ------------------       ----------------        --------------

                                                          $               --       $             --        $           --
                                                          ==================       ================        ==============







The accompanying notes are an integral part of these financial statements.

                            GLOBAL PIZZA CORPORATION

                            Statements of Operations


                                                          Nine Months Ended                 Year Ended December 31,
                                                          -----------------        ---------------------------------------
                                                          September 30, 2001             2000                    1999
                                                          ------------------       ----------------        ---------------
                                                             (Unaudited)
Revenues                                                  $             --         $             --        $            --

Selling and Administrative Expenses                                     --                   10,000                  8,700
                                                          ----------------         ----------------        ---------------


Loss from Operations and Net Loss                         $             --         $         10,000        $         8,700
                                                          ================         ================        ===============


Loss Per Common Share - Basic                             $             --         $            .01        $           .01
                                                          ================         ================        ===============


Weighted Average Common
  Shares Outstanding                                               935,000                  935,000                935,000
                                                          ================         ================        ===============










The accompanying notes are an integral part of these financial statements.

                            GLOBAL PIZZA CORPORATION

                     Statements of Shareholders' Deficiency

 Years Ended December 31, 2000 and 1999 and Nine Months Ended September 30, 2001

                                              Common Stock
                                  -----------------------------------      Additional         Accumulated      Total Shareholders'
                                      Shares              Amount        Paid-In Capital         Deficit            Deficiency
                                  --------------     ----------------   ----------------   -----------------   ------------------
Balance at December 31, 1998             935,000     $            935   $          8,526   $            (761)  $           8,700

Net Loss                                      --                   --                 --              (8,700)             (8,700)
                                  --------------     ----------------   ----------------   -----------------   -----------------

Balance at December 31, 1999             935,000                  935              8,526              (9,461)                 --

Net Loss                                      --                   --                 --             (10,000)            (10,000)
                                  --------------     ----------------   ----------------   -----------------   -----------------

Balance December 31, 2000 and
  September 30, 2001 (Unaudited)         935,000     $            935   $          8,526   $         (19,461)  $         (10,000)
                                  ==============     ================   ================   =================   =================










The accompanying notes are an integral part of these financial statements.

                            GLOBAL PIZZA CORPORATION

                            Statements of Cash Flows


                                                          Nine Months Ended                 Years Ended December 31,
                                                          -----------------       -----------------------------------------
                                                          September 30, 2001             2000                    1999
                                                          ------------------      -----------------       -----------------
                                                             (Unaudited)
Cash Flows from Operating Activities:
   Net loss from operations                               $             --         $        (10,000)       $         (8,700)

Changes in Assets and Liabilities:
   Accrued expenses                                                     --                   10,000                      --
                                                          ----------------         ----------------        ----------------

Net Cash Provided by (Used in)
 Operating Activities and Increase
 (Decrease) in Cash                                                     --                       --                  (8,700)

Cash - Beginning of Year                                                --                       --                   8,700
                                                          ----------------         ----------------        ----------------


Cash - End of Year                                        $             --         $             --        $             --
                                                          ================         ================        ================









The accompanying notes are an integral part of these financial statements.

                            GLOBAL PIZZA CORPORATION

                          Notes to Financial Statements

                     Years Ended December 31, 2000 and 1999





NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Organization - Global Pizza Corporation (the "Company"), formerly known as Sergios USA, Inc., was incorporated on September 9, 1998, for the purpose of acquiring a 99.97% interest of the capital stock of Ann Arbor Foods, S.A., a Chilean corporation. Ann Arbor Foods, S.A. owned, operated and franchised Dominos Pizza restaurants in Chile.

              During 1999, the acquisition was terminated due to the inability of the Company and Arbor Foods, S.A. to reach mutually acceptable terms and a weakening Chilean economy.

              Capital Stock - The Company has 10,000,000 shares of $.001 par value common stock authorized and 1,000,000 shares of $.001 par value preferred stock authorized. No preferred stock was issued and outstanding as of December 31, 2000 and 1999.

              Income Taxes - Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, primarily net operating loss carryforwards, using enacted tax rates in effect. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

              Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Loss Per Common Share - Basic - Net loss per common share is calculated using the weighted average number of common and dilutive potential common stock outstanding during the year. Potential common stock, when included in the computation of dilutive earnings per share, was anti-dilutive at December 31, 2000 and 1999.


NOTE 2 - OPERATIONS

              To date, the company has had no revenue generating operations and its activities have been limited to developing and refining its business plan as well as obtaining operating capital through either debt or equity placement. There can be no assurance that financing will be obtained and whether the Company can continue to operate in its present form.

                            GLOBAL PIZZA CORPORATION

NOTE 3 - INCOME TAXES

              The Company has net operating loss carryforwards of $19,461 which may be able to offset future taxable income, if any, through 2013. Deferred tax assets were reduced by a valuation allowance as of December 31, 2000 and 1999.


NOTE 4 - INCENTIVE AND NON-QUALIFIED  STOCK OPTION PLANS

              On November 20, 1998, the Company adopted an 1998 Stock Option Plan. The Company has reserved 2,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the 1998 Stock Option Plan.

              Stock appreciation rights ("SAR's") may be granted in conjunction with all or part of any stock option granted under the 1998 Stock Option Plan. SAR's shall be exercisable only at such time or times and to the extent that the stock options to which they relate are exercisable in accordance with the 1998 Stock Option Plan. Upon the exercise of a SAR, the holder shall be entitled to receive an amount in cash, shares of common stock or both, equal in value to the excess of the fair market value of one share of common stock as of the date of exercise over the option price per share specified in the related stock option multiplied by the number of shares in respect of which the SAR shall have been exercised, with the Board of Directors having the right to determine the form of payment.

              As of December 31, 2000 and 1999, the Company has not granted any Awards under the 1998 Stock Option Plan.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

              Facilities - The Company does not foresee the need to maintain office facilities at this time.

              Market for Common Stock - There is no public market for the Company's common stock.

                                    PART III

Item 1.           Index of Financial Statements and Exhibits

Exhibit
Number            Description
------            -----------
3.1               Articles of Incorporation of Global Pizza Corporation
3.2               Articles of Amendment to Articles of Incorporation of Global Pizza Corporation
3.3               Bylaws
4                 Stock Option Plan

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                GLOBAL PIZZA CORPORATION


                                By: /s/ David Mayer
                                ------------------------------------------------
                                David Mayer
                                Chief Executive Officer, President, and director



Date: December 3, 2001